2022 Proxy Memo Skechers USA Inc | Climate Transition Report on Company Alignment with 1.5⁰C Emission Reduction Targets

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Skechers USA Inc (SKX)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Skechers USA Inc (SKX)
Vote Yes: Item #2 – Climate Transition Report on Company

Alignment with 1.5oC Emission Reduction Targets

Annual Meeting: May 26, 2022

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Skechers issue a report within a year and annually thereafter, at reasonable expense and excluding confidential information, disclosing interim and long term greenhouse gas targets aligned with the Paris Agreement’s goal of maintaining global temperature rise at 1.5 degrees Celsius, and progress made in achieving them. This report should cover the Company’s full scope of operational and product related emissions.

Supporting Statement: Proponents suggest, at Board and Company discretion, the report include:

•	Disclosure of Skecher’s annual Scope 1 through 3 (where relevant) GHG emissions;
•	A timeline for setting a net zero GHG reduction target and aligned interim goals;
•	A climate transition plan to achieve net zero emissions;
•	A rationale for any decision not to set targets aligned with the Paris Agreement’s 1.5 degree goal; and
•	Other information the Board deems appropriate.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies. Recent years have set new records for billion-dollar weather and climate disasters associated with storms, wildfire, and drought in the U.S., with costs anticipated to increase.1 Beyond physical risks, companies are exposed to increasingly costly policy, technology, and reputational risks associated with failing to transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commissions states that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3 The latest IPCC publication from Working Group III states that the window for limiting global warming to 1.5 degrees, and thereby avoiding the most catastrophic impacts of climate change, is quickly narrowing and that immediate emissions reduction is required of all market sectors and industries.4

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1 https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf pg. 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, pg. 1

4 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf

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2022 Proxy Memo Skechers USA Inc | Climate Transition Report on Company Alignment with 1.5⁰C Emission Reduction Targets

In response, BlackRock’s CEO notes that “[e]very company and every industry will be transformed by the transition to a net zero world. The question is, will you lead, or will you be led?” BlackRock itself expects companies to set short-, medium-, and long-term targets for GHG reduction.5 In response to this need for robust corporate decarbonization plans, the Climate Action 100+ initiative, a coalition of 700 investors with over $68 trillion in assets, has developed the Net Zero Company Benchmark outlining metrics of climate accountability including: i) a net zero goal; ii) short, medium, and long term GHG reduction targets aligned with the Paris Agreement and net zero goals; and iii) linkage of GHG reduction progress to executive compensation, among other indicators. Major companies are now producing, or plan to produce, climate transition plans including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.6 Across the market, over 800 companies have joined the “Business Ambition for 1.5°C” to commit to set net zero GHG reduction targets in line with a 1.5 degree Celsius future.7

Skechers USA, Inc. currently lacks targets or a clear plan to reduce its GHG emissions and align its business with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

Skechers has failed to establish and disclose any enterprise-wide GHG reduction goal or a climate transition plan aligned with the global 1.5oC goal. The Company’s current environmental plans do not include any company-wide emissions reductions goals nor information regarding the Company’s GHG emission trends. 8 This lack of goals demonstrates that the company is not adequately planning for a net zero future and reducing climate-related risks. While the Company does have some emissions reduction initiatives, such as its LEED-certified distribution facility in North America, in addition to various recycling and waste reduction initiatives9; Sketchers fails to provide a comprehensive climate transition plan aligned with the global 1.5oC goal which requires approximately 4% absolute emissions reduction per year. Investors need the information requested in this proposal to understand our Company’s ability to lead and compete in a net zero economy.

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5 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter?cid=ppc:blk_us:sem_us_larry%20letter_defensive_bmm:bing:brand_nonprod:ei&gclid=0a9344e62994174a811f26b5b787738c&gclsrc=3p.ds&

6 https://www.sayonclimate.org/supporters/

7 https://sciencebasedtargets.org/business-ambition-for-1-5c

8 https://about.skechers.com/social-responsibility/

9 https://about.skechers.com/social-responsibility/

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2022 Proxy Memo Skechers USA Inc | Climate Transition Report on Company Alignment with 1.5⁰C Emission Reduction Targets

Skechers lags peer companies in establishing company-wide, science-based, GHG emission reduction goals across its full range of operations. Peers including Capri Holdings Limited, Hasbro, Inc., and Tapestry, Inc. are members of the Business Ambition for 1.5 degrees campaign10, which agree to reduce emissions in line with the global Paris goal. Other peers, including Strauss & Co., Ralph Lauren Corporation, Under Armour, Deckers Brands, Lululemon have established GHG reduction goals certified by the Science Based Targets initiative.11 A recent study found that at least one fifth of the world’s 2,000 largest publicly listed companies have established, or committed to establish, a net zero GHG reduction target.12 Skechers is lagging peers in climate risk management and establishing climate transition plans will support the company’s competitive performance.

Skechers is exposed to numerous financial, reputational, technological, and regulatory risks associated with climate change but fails to recognize climate risk in its 10-k and other materials. Manufacturing footwear is an emissions-intensive process that requires the extraction and processing of raw materials. The overwhelming majority of Skechers’ manufacturers are located in Asia, requiring finished products to be shipped across the globe to distribution centers using carbon intensive transportation, such as cargo freights.13 Natural and manmade disasters can disrupt the manufacturing and distribution of finished products. Changing regulatory and reputational expectations may also impact manufacturing and distribution processes. While Skechers describes the success of its Our Planet Matters sustainability initiative14, which has increased the sustainability of its packaging and design, this only addresses one link in Skechers’ complex supply chain that has numerous vulnerabilities to climate disruption and potential regulatory and technological risks. Skechers has poorly identified climate-related information that is critical to the long-term economic interests of shareholders, and fails to identify climate risk in their most recent annual 10-k report.15 Setting GHG reduction targets and providing a quality plan to meet them will help reasonable investors to understand Skechers’ ability to adapt and compete in coming years. There are clear benefits for companies that act early to adopt policies that drive the transition to a net zero economy. Capital allocation decisions made right now will determine how effectively a company will be able to navigate the transition economy and thereby impact the long-term value of a company. Proactive companies have the business models in place to avoid long-run disruption and to capitalize on new technology and opportunities.

RESPONSE TO SKECHERS USA BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Skechers opposes the resolution and states that the company is already aligned with the proposal’s mission and that Skechers is committed to creating a more equitable and sustainable environment. However, we disagree that the actions Skechers is already taking to address climate change and sustainability are sufficient. Skechers does not provide enough information for reasonable shareholders to understand its long-term economic profitability with respect to climate-related risks and how the company intends to thrive in a net zero economy. This resolution urges Skechers to catch up to peers that have already completed the necessary foundational steps to conduct and implement a Paris-aligned climate transition plan. For this reason, we believe this proposal to be in the best interest of shareholders.

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10 https://sciencebasedtargets.org/companies-taking-action

11 https://sciencebasedtargets.org/companies-taking-action?msclkid=a33afe0ab94b11ecab4dcbe8382b4c64

12 https://www.forbes.com/sites/dishashetty/2021/03/24/a-fifth-of-worlds-largest-companies-committed-to-net-zero-target/?sh=4218c45a662f

13 https://www.sec.gov/ix?doc=/Archives/edgar/data/1065837/000156459022007170/skx-10k_20211231.htm#ITEM_1_BUSINESS

14 https://www.skechers.com/m/our-planet-matters-collection/

15 https://investors.skechers.com/financial-data/all-sec-filings/content/0001564590-22-007170/0001564590-22-007170.pdf

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2022 Proxy Memo Skechers USA Inc | Climate Transition Report on Company Alignment with 1.5⁰C Emission Reduction Targets

CONCLUSION

Vote “Yes” on this Shareholder Proposal to establish a Climate Transition Report on Company

Alignment with the global 1.5oC Goal. Skechers USA, Inc. has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris goal, failed to align its emissions and reporting with scientifically based benchmarks, and currently lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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